File Nos. 333-21311 and 811-08049

As filed with the Securities and Exchange Commission on February 17, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 82

AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 84

RENAISSANCE CAPITAL GREENWICH FUNDS

(Exact Name of Registrant as Specified in Charter)

100 First Stamford Place, Suite 403

Stamford, CT 06902

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: (203) 622-2978

William K. Smith

100 First Stamford Place, Suite 403

Stamford, CT 06902

(Name and Address of Agent for Service)

Copy to:

Michael W. Mundt, Esq.

Stradley Ronon Stevens & Young, LLP

2000 K Street, NW, Suite 700

Washington, DC 20006-1871

Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective:

[X] immediately upon filing pursuant to paragraph (b)

[  ]  on (date) pursuant to paragraph (b)

[  ]  60 days after filing pursuant to paragraph (a)(1)

[  ]  on, pursuant to paragraph (a)(1)

[  ]  75 days after filing pursuant to paragraph (a)(2)

[  ]  on (date) pursuant to paragraph (a) (2), of rule 485 (b)

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Explanatory Note:

This Post-Effective Amendment No. 82 to the Registration Statement of Renaissance Capital Greenwich Funds consists of the following:

1.              Facing Sheet of the Registration Statement

2.              Part C to the Registration Statement

3.              Exhibit (h)(9) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file the Fund of Funds Investment Agreement between Registrant, on behalf of the Renaissance IPO ETF, and Northern Lights Fund Trust IV, on behalf of Main Thematic Innovation ETF, dated July 8, 2022 (Exhibit (h)(9) to Item 28) of this Registration Statement on Form N-1A (“Registration Statement”).

Part A and B of Post-Effective Amendment No. 81 to the Registration Statement filed on January 27, 2023, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

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PART C. OTHER INFORMATION

ITEM 28. Exhibits

(a)	Amended Certificate of Trust, dated October 30, 1997, filed in Pre-Effective Amendment No. 1 on October 31, 1997 and is incorporated herein by this reference.

Delaware Trust Instrument, dated February 3, 1997, filed on February 6, 1997 to the Registrant's Registration Statement on Form N-1A, and hereby incorporated by reference.

(b)	Bylaws dated, February 3, 1997, are incorporated herein by reference to the Registrant's Registration Statement on Form N-1A filed on February 6, 1997.

(c)	None.

(d)(1)	Amended Investment Advisory Agreement between the Registrant and Renaissance Capital LLC, dated August 22, 2014, is filed in Post-Effective Amendment No. 52 on January 28, 2016 and is incorporated herein by this reference.
(d)(2)	Supervision and Administration Agreement, dated August 16, 2013, filed in Post-Effective Amendment No. 27 on July 18, 2014 and is incorporated herein by this reference.
(e)(1)	Distribution Agreement between Foreside Fund Services, LLC (“Foreside”) and the Registrant on behalf of the Renaissance IPO ETF, dated August 27, 2013, is filed in Post-Effective Amendment No. 79 on January 28, 2021 and is incorporated herein by this reference.

(e)(2)	Form of Participation Agreement with Foreside Fund Services, LLC filed in Post-Effective Amendment No. 24 on August 30, 2013 and is incorporated herein by this reference.

(e)(3)	First Amendment to the Registrant’s Distribution Agreement between Foreside and the Registrant, dated August 27, 2013, filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by this reference.

(e)(4)	Second Amendment to the Registrant’s Distribution Agreement between Foreside and the Registrant, dated August 14, 2014, filed in Post-Effective Amendment No. 52 on January 28, 2016 and is incorporated herein by this reference.

(e)(5)	Novation to the Distribution Agreement between Foreside and the Registrant filed in Post-Effective Amendment No. 71 on January 26, 2018 and is incorporated herein by this reference.

(e)(6)	Third Amendment to the Registrant’s Distribution Agreement between Foreside and the Registrant, dated August 1, 2021, is filed in Post-Effective Amendment No. 80 and is incorporated herein by this reference.

(f)	None.

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(g)(1)	Custodian Agreement between State Street Bank and Trust Company (“State Street”) and the Registrant on behalf of Renaissance IPO ETF, dated September 3, 2013, is filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by reference.
(g)(2)	Letter Amendment to the Custodian Agreement between State Street and the Registrant on behalf of Renaissance IPO ETF, dated October 1, 2014, is filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by reference.
(g)(3)	Amendment to the Custody Agreement between State Street and the Registrant, dated January 2, 2020, is filed in Post-Effective Amendment on 77 on January 28, 2020 and is incorporated herein by reference.
(h)(1)	Administration Agreement between State Street Bank and Trust Company and the Registrant on behalf of the Renaissance IPO ETF, dated September 3, 2013, is filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by reference.

(h)(2)	Letter Amendment to the Administration Agreement between State Street and the Registrant, dated October 1, 2014, is filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by reference.

(h)(3)	Transfer Agency and Service Agreement between State Street and the Registrant on behalf of the Renaissance IPO ETF, dated September 3, 2013, is filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by reference.

(h)(4)	Letter Amendment to the Transfer Agency and Service Agreement between State Street and the Registrant, dated October 1, 2014, is filed in Post-Effective Amendment 29 on October 1, 2014 and is incorporated herein by reference.

(h)(5)	Securities Lending Authorization Agreement, dated October 9, 2013, between the Trust, on behalf of the Funds, and State Street Bank and Trust Company, is filed in Post-Effective Amendment on 77 on January 28, 2020 and is incorporated herein by reference .

(h)(6)	First Amendment to Securities Lending Authorization Agreement, dated September 30, 2014, between the Trust, on behalf of the Funds, and State Street Bank and Trust Company, is filed in Post-Effective Amendment on 77 on January 28, 2020 and is incorporated herein by reference.

(h)(7)	Second Amendment to Securities Lending Authorization Agreement, dated September 15, 2016, between the Trust, on behalf of the Funds, and State Street Bank and Trust Company, is filed in Post-Effective Amendment on 77 on January 28, 2020 and is incorporated herein by reference.

(h)(8)	Third Amendment to the Securities Lending Authorization Agreement, dated January 10, 2020, between the Trust, on behalf of the Funds, and State Street Bank and Trust Company, is filed in Post-Effective Amendment on 77 on January 28, 2020 and is incorporated herein by reference .

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(h)(9)	Fund of Funds Investment Agreement dated July 8, 2022 between Registrant, on behalf of the Renaissance IPO ETF, and Northern Lights Fund Trust IV, on behalf of Main Thematic Innovation ETF, filed herewith.

(i)	Opinion of Kramer Levin Naftalis & Frankel LLP, is filed in Pre-Effective Amendment No. 2 on December 18, 1997 and is incorporated herein by this reference.

Opinion of Morris, Nichols, Arsht & Tunnell is filed in Pre-Effective Amendment No. 2 on December 18, 1997 and is incorporated herein by this reference.

(j)(1)	Consent of Kramer, Levin, Naftalis & Frankel is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1A filed on February 1, 2002.

(j)(2)	Consent of Tait, Weller & Baker, LLP Independent Auditors is incorporated herein by reference to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A filed on January 27, 2023.

(k)	None.

(l)	Form of Investment Letter is filed in Pre-Effective Amendment No. 1 on October 31, 1997 and is incorporated herein by this reference.

(m)(1)	Rule 12b-1 Distribution Plan is filed in Pre-Effective Amendment No. 1 on October 31, 1997 and is incorporated herein by this reference.

(m)(2)	Amendment to Rule 12b-1 Distribution Plan, dated October 6, 1997, filed in Post-Effective Amendment No. 24 on August 30, 2013 and is incorporated herein by this reference.

(m)(3)	Distribution and Shareholder Servicing Plan, dated October 6, 1997, as amended and restated November 18, 2011 is filed in Post-Effective Amendment No. 20 on January 27, 2012 and is incorporated herein by this reference.

(n)	None.

(o)	None.

(p)(1)	Code of Ethics, dated February 19, 2021, is filed in Post-Effective Amendment No. 80 on January 28, 2022 and is incorporated herein by this reference.

Powers of Attorney: (1) Walter E. Auch, Jr. filed in Post-Effective Amendment No. 24 on August 30, 2013 and is incorporated herein by this reference.

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ITEM 29. Persons Controlled By or Under Common Control with Registrant

None.

ITEM 30. Indemnification

Article X, Section 10.02 of the Registrant's Delaware Trust Instrument, incorporated herein as Exhibit 2 hereto, provides for the indemnification of Registrant's Trustees and officers, as follows:

Section 10.02 Indemnification.

(a) Subject to the exceptions and limitations contained in Subsection 10.02(b):

(i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii) the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

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(d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Subsection (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 10.02."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons or Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Investment Company Act of 1940, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Renaissance Capital LLC, Registrant's investment adviser, is a registered investment adviser providing pre-IPO research to institutional investors and IPO index service to managers of ETFs and structured products. The directors and officers of Renaissance Capital LLC have held the following positions of a substantial nature:

Name	Position with the Adviser	Other Employment
William K. Smith	President, Chief Executive Officer and Director	None
Kathleen Shelton Smith	Chairman and Chief Compliance Officer (through 2022), Treasurer and Secretary (through 2022)	None

The business address of each of the officers and directors is 100 First Stamford Place, Suite 403, Stamford, CT 06902.

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Item 32. Principal Underwriters

Foreside Fund Services, LLC

Item 32(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	AB Active ETFs, Inc.
2.	ABS Long/Short Strategies Fund
3.	Absolute Shares Trust
4.	Adaptive Core ETF, Series of Collaborative Investment Series Trust
5.	AdvisorShares Trust
6.	AFA Multi-Manager Credit Fund
7.	AGF Investments Trust
8.	AIM ETF Products Trust
9.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
10.	Alpha Intelligent – Large Cap Growth ETF, Series of Listed Funds Trust
11.	Alpha Intelligent – Large Cap Value ETF, Series of Listed Funds Trust
12.	AlphaCentric Prime Meridian Income Fund
13.	American Century ETF Trust
14.	Amplify ETF Trust
15.	Applied Finance Core Fund, Series of World Funds Trust
16.	Applied Finance Explorer Fund, Series of World Funds Trust
17.	Applied Finance Select Fund, Series of World Funds Trust
18.	ARK ETF Trust
19.	ASYMmetric ETFs Trust
20.	B.A.D. ETF, Series of Listed Funds Trust
21.	Bitwise Funds Trust
22.	Bluestone Community Development Fund
23.	BondBloxx ETF Trust
24.	Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
25.	Bridgeway Funds, Inc.
26.	Brinker Capital Destinations Trust
27.	Brookfield Real Assets Income Fund Inc.
28.	Build Funds Trust
29.	Calamos Convertible and High Income Fund
30.	Calamos Convertible Opportunities and Income Fund
31.	Calamos Dynamic Convertible and Income Fund
32.	Calamos Global Dynamic Income Fund
33.	Calamos Global Total Return Fund
34.	Calamos Strategic Total Return Fund
35.	Carlyle Tactical Private Credit Fund
36.	Cboe Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust

37.        Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust

38.        Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust

39.        Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust

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40.        Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust

41.        Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust

42.	Center Coast Brookfield MLP & Energy Infrastructure Fund
43.	Changebridge Capital Long/Short ETF, Series of Listed Funds Trust
44.	Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust
45.	Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
46.	Clifford Capital International Value Fund, Series of World Funds Trust
47.	Clifford Capital Partners Fund, Series of World Funds Trust
48.	Cliffwater Corporate Lending Fund
49.	Cliffwater Enhanced Lending Fund
50.	Cohen & Steers Infrastructure Fund, Inc.
51.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
52.	CornerCap Group of Funds
53.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
54.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust
55.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
56.	Davis Fundamental ETF Trust
57.	Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
58.	Defiance Digital Revolution ETF, Series of ETF Series Solutions
59.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
60.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
61.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions
62.	Defiance Quantum ETF, Series of ETF Series Solutions
63.	Direxion Shares ETF Trust
64.	Dividend Performers ETF, Series of Listed Funds Trust
65.	Dodge & Cox Funds
66.	DoubleLine ETF Trust
67.	DoubleLine Opportunistic Credit Fund
68.	DoubleLine Yield Opportunities Fund
69.	Eaton Vance NextShares Trust
70.	Eaton Vance NextShares Trust II
71.	EIP Investment Trust
72.	Ellington Income Opportunities Fund
73.	Esoterica Thematic ETF Trust
74.	ETF Opportunities Trust
75.	Evanston Alternative Opportunities Fund
76.	Exchange Listed Funds Trust
77.	Fiera Capital Series Trust
78.	FlexShares Trust
79.	Forum Funds
80.	Forum Funds II
81.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
82.	Grayscale Future of Finance ETF, Series of ETF Series Solutions
83.	Grizzle Growth ETF, Series of Listed Funds Trust
84.	Guinness Atkinson Funds
85.	Harbor ETF Trust
86.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
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87.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
88.	IDX Funds
89.	Innovator ETFs Trust
90.	Ironwood Institutional Multi-Strategy Fund LLC
91.	Ironwood Multi-Strategy Fund LLC
92.	John Hancock Exchange-Traded Fund Trust
93.	Kelly Strategic ETF Trust
94.	LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
95.	LifeGoal Conservative Wealth Builder ETF, Series of Northern Lights Fund Trust II
96.	LifeGoal Home Down Payment ETF, Series of Northern Lights Fund Trust II
97.	LifeGoal Wealth Builder ETF, Series of Northern Lights Fund Trust II
98.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers
99.	Mairs & Power Growth Fund, Series of Trust for Professional Managers
100.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
101.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
102.	Manor Investment Funds
103.	Merk Stagflation ETF, Series of Listed Funds Trust
104.	Milliman Variable Insurance Trust
105.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust
106.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
107.	Mohr Growth ETF, Series of Collaborative Investment Series Trust
108.	Morgan Creek-Exos Active SPAC Arbitrage ETF
109.	Morningstar Funds Trust
110.	OTG Latin American Fund, Series of World Funds Trust
111.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
112.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
113.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
114.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
115.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
116.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
117.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
118.	Palmer Square Opportunistic Income Fund
119.	Partners Group Private Income Opportunities, LLC
120.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
121.	Perkins Discovery Fund, Series of World Funds Trust
122.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
123.	Plan Investment Fund, Inc.
124.	PMC Funds, Series of Trust for Professional Managers
125.	Point Bridge America First ETF, Series of ETF Series Solutions
126.	Preferred-Plus ETF, Series of Listed Funds Trust
127.	Putnam ETF Trust
128.	Quaker Investment Trust
129.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
130.	Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
131.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
132.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
133.	Renaissance Capital Greenwich Funds
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134.	Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
135.	Reynolds Funds, Inc.
136.	RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
137.	RiverNorth Patriot ETF, Series of Listed Funds Trust (f/k/a RiverNorth Volition America Patriot ETF)
138.	RMB Investors Trust
139.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
140.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
141.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
142.	Roundhill Cannabis ETF, Series of Listed Funds Trust
143.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
144.	Roundhill MEME ETF, Series of Listed Funds Trust
145.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust

146.    Roundhill Video Games ETF, Series of Listed Funds Trust

147.	Rule One Fund, Series of World Funds Trust
148.	Salient MF Trust
149.	Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust
150.	Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
151.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
152.	SHP ETF Trust
153.	Six Circles Trust
154.	Sound Shore Fund, Inc.
155.	Sparrow Funds
156.	Spear Alpha ETF, Series of Listed Funds Trust
157.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust
158.	STF Tactical Growth ETF, Series of Listed Funds Trust
159.	Strategy Shares
160.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
161.	Syntax ETF Trust
162.	Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
163.	The Community Development Fund
164.	The Finite Solar Finance Fund
165.	The Private Shares Fund (f/k/a SharesPost 100 Fund)
166.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
167.	Third Avenue Trust
168.	Third Avenue Variable Series Trust
169.	Tidal ETF Trust
170.	Tidal Trust II
171.	TIFF Investment Program
172.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
173.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
174.	Timothy Plan International ETF, Series of The Timothy Plan
175.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
176.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
177.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
178.	Total Fund Solution
179.	Touchstone ETF Trust
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180.	TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
181.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
182.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
183.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
184.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
185.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
186.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
187.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
188.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
189.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
190.	TrueShares Structured Outcome (May) ETF, Listed Funds Trust
191.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
192.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
193.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
194.	TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
195.	U.S. Global Investors Funds
196.	Union Street Partners Value Fund, Series of World Funds Trust
197.	Variant Alternative Income Fund
198.	Variant Impact Fund
199.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
200.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
201.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
202.	VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
203.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
204.	VictoryShares International Value Momentum ETF, Series of Victory Portfolios II
205.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
206.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
207.	VictoryShares Protect America ETF, Series of Victory Portfolios II
208.	VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
209.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
210.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
211.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
212.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
213.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
214.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
215.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
216.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
217.	VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
218.	VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
219.	VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
220.	VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II
221.	VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
222.	Walthausen Funds
223.	West Loop Realty Fund, Series of Investment Managers Series Trust
224.	WisdomTree Trust
225.	WST Investment Trust
226.	XAI Octagon Floating Rate & Alternative Income Term Trust
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Item 32(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Treasurer	None

Item 32(c)	Not applicable.

ITEM 33. Location of Accounts and Records

The majority of the accounts, books and other documents required to be maintained for the Renaissance IPO ETF and Renaissance International IPO ETF under Section 31(a) of the 1940 Act and the Rules thereunder are maintained at the offices of State Street Bank and Trust Company located at One Lincoln Street, Boston, Massachusetts 02111. The records required to be maintained under Rule 31a-1(b)(1) with respect to journals of receipts and deliveries of securities and receipts and disbursements of cash are maintained at the offices of the Funds’ custodian, as listed under "Investment Advisory and Other Services" in Part B to this Registration Statement.

ITEM 34. Management Services

Not applicable.

ITEM 35. Undertakings

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Amendment to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, and the State of Connecticut on this 17th day of February, 2023.

RENAISSANCE CAPITAL GREENWICH FUNDS

By:                  /s/ William K. Smith

             William K. Smith, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to its Registration Statement has been signed below by the following persons in the capacities indicated on the 17th day of February, 2023.

/s/ William K. Smith William K. Smith	President, Treasurer and Principal Financial and Accounting Officer
/s/ Kathleen S. Smith Kathleen Shelton Smith	Chair and Interested Trustee
/s/ Walter E. Auch* Walter E. Auch	Independent Trustee
/s/ Deborah Fuhr Deborah Fuhr	Independent Trustee

/s/ Kathleen S. Smith By Kathleen Shelton Smith *Attorney In Fact

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EXHIBIT INDEX

Exhibit

(h)(9)       Fund of Funds Investment Agreement

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